U. S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                   FORM 12b-25
                            NOTIFICATION OF LATE FILING

(Check One):

[ X ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q [ ]Form  N-SAR
For Period Ended:  December 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_____________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_____________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________
_____________________________________________________________________________

Part I - Registrant Information
_____________________________________________________________________________

Full Name of Registrant  EV Environmental, Inc.
Former Name if Applicable ________________________________________________
Address of Principal Executive Office (Street and Number): 1900 Plantside Drive City, State and Zip Code: Louisville, KY 40299
_____________________________________________________________________________

Part II - Rules 12b-25(b) and (c)
_____________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
_____________________________________________________________________________

Part III - Narrative
_____________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

All the information is not yet available to file a complete and accurate report. Additionally, the Company's Independent Certified Public Accountants have been unable to commence the current year's audit due to remaining balances due from the prior year's audit. The Company anticipates filing its Annual Report on Form 10-K within fifteen days; however, the financial statements will not be covered by an auditor's opinion.

Part IV - Other Information
_____________________________________________________________________________


(1) Name and telephone number of person to contact in regard to this notification
Michael R. Cox                           (502) 499-1600
  (Name)                        (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such report(s).

                                                 [ X ]  Yes        [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ X ]  Yes       [  ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company's continuing losses, management anticipates that the remaining balances of Goodwill will be written off for the year ended December 31, 1997. Coupled with operating losses for the year, the net loss will exceed $5 million.

                       EV Environmental, Inc.
              (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 1998                          By:  /s/Michael R. Cox
                                                Michael R. Cox, President
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                              ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).